Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

02015405

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

4th February 2002

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

02 FEB 26 AM 8:23

Dear Sirs

Hongkong Land Holdings Limited

I enclose for your information a copy of a notification dated 4th February 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl.

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

dw 2/26

WIN/Hongkong Land/Ltr-Memo/02-2002/1

Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Notice of Results
Released	08:38 4 Feb 2002
RNS Number	9044Q

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

HONGKONG LAND HOLDINGS LIMITED
2001 Final Results Announcement Date

Please be advised that the meeting date at which the final results and dividend for the year ended 31st December 2001 of the above Company will be considered is Tuesday, 26th February 2002.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

4th February 2002

www.jardines.com

END